Exhibit (c)(8)

Presentation to MAPLE Confidential Material Regarding: July 31, 2006 Confidential Project ACADIA SANDLER O'NEILL + PARTNERS, L.P. New York – Atlanta - Boston - Chicago - San Francisco

This presentation, and the oral or video presentation that supplements it, have been developed by and are proprietary to Sandler O'Neill & Partners, L.P. and were prepared exclusively for the benefit and internal use of the recipient. Neither the printed presentation nor the oral or video presentation that supplements it, nor any of their contents, may be reproduced, distributed or used for any other purpose without the prior written consent of Sandler O'Neill & Partners, L.P. The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O'Neill & Partners, L.P. Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. Finally, the printed presentation is incomplete without the oral or video presentation that supplements it. Sandler O’Neill & Partners, L.P. prohibits employees from offering, directly or indirectly, favorable research, a specific rating or a specific price target, or offering or threatening to change research, a rating or a price target to a company as consideration or inducement for the receipt of business or compensation. The Firm also prohibits research analysts from being compensated for their involvement in, or based upon, specific investment banking transactions. Sandler O'Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners Corp., a New York corporation. Sandler O'Neill & Partners, L.P. is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. Sandler O'Neill Mortgage Finance L.P. is an indirect wholly-owned subsidiary of Sandler O'Neill & Partners Corp. This material is protected under applicable copyright laws and does not carry any rights of publication or disclosure. GENERAL INFORMATION AND LIMITATIONS

Table of Contents I. Points Presented by MAPLE II. Observations/ Responses

Points Presented by MAPLE

Points Presented by MAPLE 1. Street earnings estimates do not yet reflect performance expected by Management 2. PINE has consistently underperformed vs. Management plans 3. PINE is undercapitalized vs. peers 4. Dividend discount model indicates PINE overvalued 5. Analyst price targets indicate PINE overvalued 6. PINE trades at premium to peers with below average performance 7. Analyst sentiment on PINE is negative relative to peers 8. Precedent transactions suggest 5% to 15% premium 9. Price of $30.50 suggests a premium to PINE in excess of precedents and of KBW / Lehman Fairness Opinion 10. Overall return to PINE shareholders highly attractive 11. Buy-in at total value of $41.69 highly attractive to PINE shareholders relative to precedent transactions 12. Transaction is dilutive and financially marginal to MAPLE 13. Alternative investments offer better returns to MAPLE

Observations/ Responses

Observations/ Responses There are several arguments that touch several parts of MAPLE’s presentation which should be dismissed Capital levels at PINE PINE is appropriately capitalized today There should therefore be no “adjustment” or reduction in PINE’s earnings or stock price for any non-existent capital shortfall in any analysis We will focus on this issue on page 11 Should the Going-Private Transaction price reflect a premium on only 33% of PINE’s shares, as MAPLE has the right to acquire up to 67% of PINE in the open market It is completely in MAPLE’s control to make such purchases and they have elected not to do so PINE shareholders will not be penalized for MAPLE failing to exercise this right Was the market premium paid in the first transaction outsized and meant to apply to all PINE shares, not just the PINE shares acquired in that transaction The premium paid in the first transaction to acquire the 51% interest in PINE was not markedly higher than comparable transactions At the time of the announcement of the MAPLE/PINE transaction, the premium at $40 was 28% over PINE’s stock price one month prior to announcement; the median of comparable transactions was 21%, with transactions ranging as high as 35% The premium paid in this first transaction applied only to the shares acquired at that time General Comments

MAPLE’s Argument Management’s 2006 and 2007 cash EPS estimates are 0.9% and 4.7% lower, respectively, compared to I/B/E/S Observations / Responses MAPLE’s data does not reflect current market views of PINE’s earning prospects As of July 28, median I/B/E/S estimates for 2006 are $2.29 versus PINE Management estimates of $2.28, a nominal difference of 0.4% MAPLE ignored PINE’s estimates of headwinds/tailwinds PINE Management utilizes these to sensitize its projections PINE Management recommends adding the midpoint of their headwinds/tailwinds to the 2007 projections This results in an estimate of $2.44 I/B/E/S estimates for 2007 have also been moving down, and the median is now $2.52 This results in a de minimus difference of 3.2% for the period ending in a year and a half We would also refer you to the response to Point #2 1. Street Earnings Estimates Do Not Yet Reflect Performance Expected by Management Observations/ Responses

MAPLE’s Argument Current 2006 and 2007 PINE Management forecast is lower compared to what was projected at announcement of both GARDEN transactions Observations / Responses This reflects the difficult operating environment for banks, not PINE Management’s ability to forecast The operating environment for U.S. banks has deteriorated meaningfully during this period 68% of the top 50 U.S. banks & thrifts (based on assets) have seen their consensus 2006 EPS estimates reduced since 12/31/04 As evidenced by tables on the next page, the peers’ estimates have also been revised downward during the same period 2. PINE has Consistently Underperformed vs. Management Plans Observations/ Responses

Observations/ Responses Note: Companies highlighted are in PINE’s market area Source: FactSet 2. Continued

Goldman Sachs FY 2006 FY 2007 Peer Group Ticker 6/04-7/06 6/05-7/06 Associated Banc-Corp ASBC (9.6%) (13.1%) Comerica Inc. CMA (2.0%) (1.6%) Commerce Bancorp Inc. CBH (17.5%) (11.8%) Compass Bancshares Inc. CBSS (0.3%) 4.8% First Horizon National Corp. FHN (30.6%) (14.5%) Huntington Bancshares Inc. HBAN (6.9%) (4.7%) Mercantile Bankshares MRBK (1.0%) (3.5%) New York Community Bancorp NYB (41.5%) (36.4%) Sovereign Bancorp Inc. SOV (20.1%) (15.0%) Zions Bancorp. ZION 5.2% 3.1% Median (8.2%) (8.2%) PINE (9.8%) (11.7%) Change in Analyst Earnings Estimates

The banks that operate in PINE’s market area have seen estimates drop significantly more than PINE’s

MAPLE’s Argument PINE is undercapitalized Ratio used to determine this is tangible common equity to risk-weighted assets at 5.6% for PINE PINE’s peers selected by MAPLE’s advisor have a median of 8.5% This results in a “shortfall” of $878.2 million Adding this capital reduces earnings by $0.16/share, with a resultant hypothetical reduction in stock price Observations / Responses Tangible common equity to risk-weighted assets ratio is not used to measure capital of U.S. banks Sandler O’Neill has never applied this analysis, despite working on 195 announced bank and thrift M&A transactions since January 1, 2000 We have reviewed every public fairness opinion issued by Goldman Sachs since January 1, 1999 in conjunction with the sale of a U.S.-based bank or thrift, and there is no evidence that they have ever used this measure We are not aware of the application of this ratio to any U.S. bank or thrift by any U.S. regulator or credit rating agency Tangible common equity to tangible assets is the accepted measure In doing its calculation, MAPLE’s advisor includes the entire deferred tax liability instead of just the portion related to intangibles as is done by MAPLE. If just the deferred tax liability is included, approximately $425 million, or just less than half of the $878 million assumed by MAPLE’s advisor, would have to be raised to reach peer group levels 1 Should include deferred tax liability ONLY on intangibles; current TE / RWA of 6.0% 2 Peer group median of 7.5%. Peers based on GS’s presentation include: UnionBanCal, Sovereign, Comerica, Zions, Commerce Bancorp, Compass, Huntington, First Horizon, New York Community, Mercantile and Associated Observations/ Responses 3. PINE is Undercapitalized vs. Peers

Observations/ Responses 3. Continued Observations / Responses The primary driver of any undercapitalization is the push-down accounting caused by the transaction structure MAPLE used Prior to the closing of the initial MAPLE/PINE transaction, PINE’s tangible equity to tangible assets ratio was 6.5%, which declined to 3.9% post transaction PINE has built its capital since then to 4.1% currently If PINE had chosen to remain as an independent company, either: The GARDEN transactions would have been done through PINE’s stock or PINE might not have done the GARDEN transactions at all Therefore, PINE’s TE / TA ratio would likely be closer to the current peer group median of 5.7%

MAPLE’s Argument Valuation range based on DDM is between $21.69 to $25.49 per share based on 11 to 12x terminal forward multiple, 10.5 to 11.5% discount rate and 6 to 8% long-term EPS growth rate Cash flows driven by use of TCE/RWA measure Observations / Responses PINE’s projected earnings are decreased significantly based upon the premise that its TCE / RWA ratio should be 8.5% As discussed earlier, this is inapplicable PINE’s capital ratios are artificially low due to push-down accounting Observations/ Responses 4. Dividend Discount Model Indicates PINE Overvalued

Observations / Responses Even MAPLE’s advisor, Goldman Sachs, does not use TCE/RWA in its published fairness opinions Sandler O’Neill reviewed the 10 publicly available fairness opinions issued by Goldman Sachs in bank and thrift sell-side transactions since January 1, 1999and the discounted cash flow or discounted dividend analysis prepared by Goldman Sachs In 5 instances1, Goldman Sachs appeared not to take capital into account at all, instead used a constant dividend payout ratio In 3 instances2, capital (and cash flows) are adjusted based on TE/TA ratios In 1 instance3, capital (and cash flows) are adjusted based on total equity/ total assets ratio In 1 instance4, neither a discounted cash flow nor a discounted dividend analysis was performed The terminal multiple used by Goldman Sachs is significantly below those appropriate for this analysis PINE’s peers currently trade at 13.5x forward earnings and PINE trades at 12.8x forward cash earnings; the peer’s multiples should be used to calculate terminal value 1 Goldman Sachs represented the following sellers: BancWest Corp., Bank United Corp., Golden State Bancorp, Roslyn Bancorp, and U.S. Bancorp 2 Goldman Sachs represented the following sellers: Amegy Bancorp, Interchange Financial Services Corp., and Republic Bancorp 3Goldman Sachs represented Wachovia 4Goldman Sachs represented Telebanc Observations/ Responses 4. Continued

Observations/ Responses 4. Continued Using PINE Management’s earnings estimates and guidance and standard methodology, including a fixed dividend payout ratio, the DCF value of PINE is within a range of $31.34 to $38.62 per share Key assumptions include: PINE Management earnings estimates used for 2007-2010; 7% growth for 2011 Target TCE/TA ratio of 4.1% Asset growth rate of 3% in 2007 and 5% in subsequent years Opportunity cost of excess cash of 5% Dividend payout ratio of 40%

Standalone NPV Discount Rate 10.5% 11.0% 11.5% 12.0x $32.50 $31.91 $31.34 Terminal 13.5x $35.56 $34.91 $34.28 Multiple 15.0x $38.62 $37.91 $37.22

Observations/ Responses

5. Analyst Price Targets Indicate PINE Overvalued

MAPLE's Argument

- Based on the current median 1-yr forward price target of $30.00 set by Wall Street analysts, the present value is $27.03, which implies that PINE stock is currently overvalued

Observations / Responses

- Analysts have recently raised PINE's price target to $31.00
- This methodology has not been utilized in any analysis we have seen, including the fairness opinions issued by Goldman Sachs that we have reviewed
- If we apply the same methodology to the peer group selected by Goldman Sachs, most of the peers' current stock prices are higher than the present value of the price target as well

	Closing Price[1]	1-yr Forward Median Price Target	PV of Median Price Target[2]	Difference btw Current Stock Price
Sovereign Bancorp, Inc.	$20.96	$21.96	$19.78	(5.6%)
Comerica Incorporated	$58.33	$58.50	$52.70	(9.6%)
UnionBanCal Corporation	$62.26	$68.00	$61.26	(1.6%)
Zions Bancorporation	$83.29	$90.00	$81.08	(2.7%)
Commerce Bancorp, Inc.	$34.48	$36.00	$32.43	(5.9%)
First Horizon National Corporation	$41.55	$42.00	$37.84	(8.9%)
Huntington Bancshares Incorporated	$24.47	$24.00	$21.62	(11.6%)
Compass Bancshares, Inc.	$59.86	$58.50	$52.70	(12.0%)
New York Community Bancorp, Inc.	$16.39	$18.00	$16.22	(1.1%)
Associated Banc-Corp	$31.82	$36.00	$32.43	1.9%
Mercantile Bankshares Corporation	$36.01	$40.00	$36.04	0.1%
PINE	**$29.23**	**$31.00**	**$27.93**	**(4.5%)**

[1] Pricing as of July 28, 2006
[2] Assumes a discount rate of 11% over 1-year period

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MAPLE’s Argument The average implied price based on 2007E cash EPS, tangible book value and core deposit premium is $25.10 PINE underperforms its peer group on an operating ROATA and ROATE basis after adjusting for undercapitalization Observations / Responses The appropriate comparison is PINE’s cash operating earnings relative to peers’ GAAP earnings PINE reports cash operating earnings Cash operating earnings remove the drag on earnings that results from MAPLE’s structure of the first step transaction The vast majority of equity research analysts who cover PINE produce estimates of cash operating earnings Their estimates for peers are GAAP They look at multiples of PINE cash operating earnings relative to GAAP multiples for peers This is similar to MAPLE, which trades based on, and has analyst estimates of, cash earnings 6. PINE Trades at Premium to Peers with Below Average Performance Observations/ Responses

Observations / Responses

6. Continued

Observations / Responses

- Based on Wall Street Estimates, PINE currently trades at a meaningful discount to peers[1]

	PINE	Peer Median[1]	Discount
P/2006E	12.8x	13.5x	(5.6%)
P/2007E	11.6x	12.8x	(9.3%)

[1]Peers include PNC Financial, Regions Financial, KeyCorp, M&T Bank, Marshall & Ilsely, UnionBanCal, Comerica, Zions, Sovereign, Compass, Commerce Bancorp, Huntington, and First Horizon

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MAPLE’s Argument 93% of analysts are negative on PINE’s stock compared to 77% for the peers 1 Observations / Responses A hold rating is NOT a negative view on the stock Analyst sentiment on PINE is only 14.2% negative (as expressed by “sell” or “underperform” ratings) vs. 14.5% negative for peers selected by Goldman Sachs 1 Peers based on GS’s presentation include: UnionBanCal, Sovereign, Comerica, Zions, Commerce Bancorp, Compass, Huntington, First Horizon, New York Community, Mercantile and Associated PINE Peers 1 7. Analyst Sentiment on PINE is Negative Relative to Peers Observations/ Responses Underperform7.1%Buy7.1%Hold78.7%Sell7.1%Underperform8.4%Buy12.3%Strong Buy11.2%Hold62.0%Sell6.1%

MAPLE’s Argument Based on a group of precedent buy-in transactions since January 2000 where acquirers already owned controlling stake (>50%) with a deal value of > $1 billion buy-in value, a premium of 5 to 15% is implied Observations / Responses Group of transactions selected is not an appropriate sample Exclude very large transactions (>$10 billion) Exclude transactions where the acquirer already owned >80% Results in only 5 transactions Goldman Sachs dismisses the transactions in the banking sector which are directly comparable along with MAPLE’s own buy-in of AQUA MAPLE has paid higher prices (and premiums) to purchase shares from PINE in connection with prior announced acquisitions Using the appropriate groups of transactions yields premiums over the 30-day prior stock price of 22.8% to 55.5% 8. Precedent Transactions Suggest 5% to 15% Premium Observations/ Responses

Observations/ Responses

8. Continued

Date Announced	Acquiror Name	Target Name	Value of Transaction ($mil)	% of Shares Acq.[1]	% of Shares Owned Post Transaction	Premium 4 weeks prior to ann. Date[2]
2/6/2006	Lafarge SA	Lafarge North America	2,995	50.2	100.0	39.7
12/20/2005	Sprint Nextel Corp	Nextel Partners Inc	7,591	68.7	100.0	13.0
10/28/2005	Maple Leaf Heritage Invest	Hudsons Bay Co	754	61.5	100.0	11.3
9/1/2005	IYG Holding Co	7-Eleven Inc	1,301	23.1	91.5	14.1
9/1/2005	Novartis AG	Chiron Corp	6,214	57.8	100.0	31.5
3/9/2005	Noranda Inc	Falconbridge Ltd	2,519	41.2	100.0	29.3
2/21/2005	Novartis AG	Eon Labs Inc	933	32.5	100.0	23.5
10/25/2004	Magna International Inc	Tesma International Inc	570	56.2	100.0	26.1
8/2/2004	Cox Enterprises Inc	Cox Communications Inc	8,390	37.8	100.0	25.2
4/10/2003	USA Interactive	Hotels.com	1,237	32.0	100.0	28.0
3/19/2003	DuPont	DuPont Canada Inc	1,064	24.0	100.0	14.0
5/31/2002	USA Interactive	Expedia Inc	3,636	38.8	100.0	22.2
5/31/2002	USA Interactive	Ticketmaster	841	34.5	100.0	-28.1
2/15/2002	Xcel Energy Inc	NRG Energy Inc	673	25.7	100.0	-4.1
11/6/2001	Security Capital Group Inc	Storage USA Inc	1,644	57.0	100.0	6.1
6/6/2001	Liberty Mutual Insurance Co	Liberty Financial Cos Inc	536	30.0	100.0	40.4
5/7/2001	BNP Paribas SA	BancWest Corp,Honolulu,HI	2,480	55.0	100.0	46.3
2/20/2001	Investor Group	Springs Industries Inc	875	59.0	100.0	33.3
2/15/2001	Westfield America Trust	Westfield America Inc	1,051	22.5	100.0	14.5
1/25/2001	Sodexho Alliance SA	Sodexho Marriott Services Inc	1,145	52.7	100.0	49.7
12/22/2000	Court Square Capital Ltd	Delco Remy International Inc	653	66.7	100.0	34.5
11/13/2000	Investor Group	CB Richard Ellis Services Inc	603	62.0	100.0	30.6
9/7/2000	Etablissements Delhaize Freres	Delhaize America Inc	1,825	58.0	100.0	19.3
8/14/2000	News Corp Ltd	United Television Inc	790	55.3	100.0	14.0
8/14/2000	News Corp Ltd	BHC Communications Inc	888	23.9	100.0	10.0
2/14/2000	Healtheon Web MD	CareInsite	1,884	31.0	100.0	-3.4
		Median	1,104	45.7	100.0	22.8
Banking Buy-In Transactions						
5/7/2001	BNP Paribas SA	BancWest Corp	2,480	55.0	100.0	46.3%
9/12/1988	Allied Irish Banks PLC	First Maryland Bancorp	365	51.1	100.0	60.2%
7/15/1987	HSBC	Marine Midland Banks	752	48.0	100.0	60.0%
		Average	1,199	51.4	100.0	55.5%
Other MAPLE Transaction						
10/10/2001	MAPLE	AQUA	403	11.2	100.0	32.9%

[1] Represents percent of total shares acquired
[2] Market premium based on last date before announcement of transaction or intent to pursue transaction
Source: SDC

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Observations/ Responses MAPLE’s Argument Market premium to the adjusted stock price of $25.50 exceeds precedent buy-ins and the range in the KBW/Lehman fairness opinion Observations / Responses The foundation for MAPLE’s argument is the hypothetical “adjusted stock price” of $25.50 All transactions are based on where the stock actually trades, currently $29.23 The KBW/Lehman fairness opinion was not based on the premium for the Going-Private Transaction but was merely a mathematical example 9. $30.50 Suggests a Premium in Excess of Precedents & of KBW/Lehman Fairness Opinion

MAPLE’s Argument Based on the sum of MAPLE’s initial offer, the total return from MAPLE’s stock of 31.5%, reinvested cash return of 6% and the proposed buy-in at $30.50, the total deal value to PINE shareholders is $41.69 Observations / Responses Analysis ignores tax implications Reduces value of stock received (in taxable transactions) by capital gains tax Reduces value of cash received by capital gains tax Dividends and returns on cash reinvestment also subject to tax Observations/ Responses 10. Overall Return to PINE Shareholders Highly Attractive

MAPLE’s Argument Using MAPLE’s view of the total deal price, as discussed on the previous page, the PINE multiples at $41.69 would be higher compared to precedent whole company transactions based on deal price to EPS, tangible book value and core deposit premium Observations / Responses Comparable M&A transactions is an appropriate analysis and is missing from MAPLE’s presentation Universally utilized and accepted MAPLE’s own advisor, Goldman Sachs, when issuing a fairness opinion to shareholders of BancWest Corporation in connection with the minority buy-in, used this methodology Goldman Sachs did not, in that situation, look at buy-in precedents Observations/ Responses 11. Buy-in at Total Value of $41.69 Highly Attractive to PINE vs. Precedent Transactions

Observations / Responses

11. Continued

Deal Value Greater Than $1 Billion
Transactions Since January 1, 2004
Number of Transactions = 16

Acquiror	Seller	St	Annc. Date	Deal Value $(M)	Consideration	Deal Price/ 4-Qtr EPS(x)	Deal Price/ Estimated EPS Yr 1(x)	Deal Price/ Estimated EPS Yr 2(x)	Deal Price/ Tan. Bk (%)	Tan. Bk Premium/ Core Dep. (%)	Deal Price/ Seller Price 1 Mo Before Annc. (%)
						Transaction Information					
Citizens Banking Corp.	Republic Bancorp Inc.	MI	6/26/06	1,034	Mixed	15.0	15.2	14.4	254	25.5	24.4
Banco Bilbao Vizcaya Argent SA	Texas Regional Bancshares Inc.	TX	6/12/06	2,165	Cash	24.3	22.5	20.5	485	43.3	38.9
Regions Financial Corp.	AmSouth Bancorp.	AL	5/24/06	10,060	Common Stock	13.7	13.4	12.4	295	21.9	0.3
Capital One Financial Corp.	North Fork Bancorp.	NY	3/12/06	14,568	Mixed	15.5	16.2	14.6	490	34.5	23.0
PINE	GARDEN	NJ	7/11/05	1,899	Mixed	15.1	15.7	14.6	447	27.9	23.0
Zions Bancorp.	Amegy Bancorp Inc.	TX	7/5/05	1,710	Mixed	23.6	21.6	18.7	408	30.8	35.3
Capital One Financial Corp.	Hibernia Corp.	LA	3/7/05	4,977	Mixed	15.3	15.3	14.9	280	23.3	15.9
MAPLE	PINE	ME	8/25/04	3,818	Mixed	18.3	17.2	15.6	475	30.9	28.1
Fifth Third Bancorp	First Natl Bkshs of FL	FL	8/2/04	1,530	Common Stock	42.1	NA	NA	475	42.0	35.3
Wachovia Corp.	SouthTrust Corp.	AL	6/20/04	14,365	Common Stock	19.6	18.4	16.7	373	38.8	30.8
SunTrust Banks Inc.	National Commerce Finl Corp.	TN	5/7/04	7,433	Mixed	20.8	18.8	16.3	451	48.3	23.6
Royal Bank of Scotland Group	Charter One Financial	OH	5/4/04	10,527	Cash	19.2	15.2	13.9	354	31.2	26.9
BNP Paribas Group	Community First Bankshares	ND	3/15/04	1,217	Cash	16.5	15.7	NA	450	24.4	17.5
National City Corp.	Provident Financial Group Inc.	OH	2/16/04	2,134	Mixed	21.1	16.8	15.4	246	21.9	25.0
Regions Financial Corp.	Union Planters Corp.	TN	1/22/04	6,001	Common Stock	12.4	11.9	12.3	274	17.9	0.3
J.P. Morgan Chase & Co.	Bank One Corp.	IL	1/14/04	58,783	Common Stock	17.3	15.2	NA	285	28.4	16.1

	Deal Value $(M)	Deal Price/ 4-Qtr EPS(x)	Deal Price/ Estimated EPS Yr 1(x)	Deal Price/ Estimated EPS Yr 2(x)	Deal Price/ Tan. Bk (%)	Tan. Bk Premium/ Core Dep. (%)	Deal Price/ Seller Price 1 Mo Before Annc. (%)
HIGH	58,783	42.1	22.5	20.5	490	48.3	38.9
LOW	1,034	12.4	11.9	12.3	246	17.9	0.3
MEAN	8,889	19.4	16.6	15.4	378	30.7	22.8
MEDIAN	4,398	17.8	15.7	14.9	390	29.6	24.0

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Observations / Responses Not all of current PINE shareholders were owners of PINE during the initial transaction and therefore we also need to consider transaction multiples based on deal price of $30.50

Metrics PINE Basis PINE Multiples @ $30.50 Precedent Whole Company Transactions3 2006E Management EPS $2.28 13.4x 15.7x 2007E Management EPS 1 $2.44 12.5x 14.9x Tangible Book Value Per Share $5.33 5.7x 3.9x Core Deposit Premium 2 $19.8bn 23.1% 29.6% Premium to Market (1 Month) $29.23 4.3% 24.0% Observations/ Responses 11. Continued 1 2007 estimate includes mid-point of headwinds/tailwinds as directed by PINE management 2 Core deposits should include all deposits except jumbo CDs rather than the calculation used by Goldman Sachs which excludes all CDs 3 See page 25

MAPLE’s Argument Based on deal price per of $30.50, the transaction would be 1.7% dilutive to MAPLE’s 2007 cash EPS and 2.0% dilutive to 2008 cash EPS Observations / Responses Based on MAPLE’s current TCE / RWA ratio of 9.0%, MAPLE has enough capital to use stock in the transaction and then buyback its stock Generates significant earnings accretion This ignores the strategic importance of a full combination of MAPLE and PINE Ability to achieve cost savings over a larger organization Ability to operate in a market (the U.S.) with significantly better margin opportunities Greatly expanded acquisition opportunities Geographically diversifies MAPLE’s earnings and increases retail mix Reduce risk profile Shift mix to higher P/E businesses Reduce wholesale credit risk exposure All of these strategic opportunities will manifest themselves in improved financial performance for MAPLE and its shareholders Observations/ Responses 12. Transaction is Dilutive & Financially Marginal to MAPLE

Observations / Responses MAPLE has informed us of their desire to use cash in any Going-Private Transaction MAPLE has the ability to offer significant amounts of stock in a Going-Private Transaction and then buyback shares to yield results analogous to those if it were a cash transaction In a stock transaction coupled with a buyback, there is significant earnings accretion to MAPLE Deal Price Per Share $38.00 $40.00 Buyback 100% of Consideration 2007 Cash EPS 2.3% 2.1% 2008 Cash EPS 3.3% 3.0% Buyback 75% of Consideration 2007 Cash EPS 1.2% 0.9% 2008 Cash EPS 1.7% 1.4% Notes: 1) MAPLE trades on cash EPS estimates 2) $110 million in one-time expenses 3) $25 million in cost saves 4) MAPLE consensus estimates utilized 5) Transaction closes 12/31/06 Observations/ Responses 12. Continued

MAPLE’s Argument Other hypothetical bank acquisition opportunities of similar size will offer approximately 14.7% IRR compared to 5.8% IRR from PINE minority buy-in Observations / Responses MAPLE is restricted from acquiring U.S. Retail Banks under Shareholders Agreement non-compete Assumptions of alternative transaction is fanciful There are only 2 banks in PINE’s market area with a market capitalization that might lead to the assumed purchase priceAbility to generate significant cost saves with no U.S. presence to combine Observations/ Responses 13. Alternative Investments Offer Better Returns to MAPLE